Via Facsimile and U.S. Mail
Mail Stop 6010

August 16, 2007

Mr. Kriss Cloninger III
President, Chief Financial Officer and
Treasurer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 001-07434

Dear Mr. Cloninger:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-5

Critical Accounting Estimates, page II-6

Policy Liabilities, page II-8

1.   It appears that you have significantly revised your estimate of the liability for unpaid policy claims recorded in prior years. Please provide us, using disclosure-type format, proposed revisions to your existing disclosure an explanation of the reasons for your change in estimate. For each liability and lines of business, please include the following disclosures:

      a. Identify the years to which the change in estimate relates and disclose the amount of the related liability as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the liability.

      b. Identify the changes in the key assumptions you made to estimate the liability since the last reporting date.

      c. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

      d. Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

We acknowledge that we previously commented on this matter in comment three of our January 7, 2004 comment letter. While your January 16, 2004 response stated that you would address this comment in future filings, we are unsure how the current discussion addresses these areas.

2.   Please provide us, using disclosure-type format, proposed revisions to your existing disclosure clarifying the specific reasons for the substantial increase in your liabilities for future policy benefits. In addition, please state why the increase in the US and Japan future policy benefit reserves of $170 million and $85 million in the fourth quarter of 2006 was necessary. Clarify what assumptions changed that required the increase in the reserve.

Investments and Cash, page II-28

3.   For each of your below-investment-grade securities as listed in the table on II-31 with unrealized losses as of December 31, 2006, please tell us the specific factors that led to your conclusion that the unrealized losses were not other-than-temporary at December 31, 2006 and June 30, 2007.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or change to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant